EXHIBIT 12

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Amounts in millions	Years Ended June 30					Three Months Ended September 30
	2009(1)	2008(1)	2007(1)	2006(1)	2005(1)	2009(2)	2008(2)
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$15,372	$15,674	$14,299	$12,087	$9,512	$4,162	$4,292

Fixed charges (excluding capitalized interest)	1,567	1,604	1,428	1,242	924	355	406

TOTAL EARNINGS, AS DEFINED	$16,939	$17,278	$15,727	$13,329	$10,436	$4,517	$4,698

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$1,431	$1,546	$1,374	$1,153	$869	$341	$398
1/3 of rental expense	177	137	124	122	90	44	34

TOTAL FIXED CHARGES, AS DEFINED	$1,608	$1,683	$1,498	$1,275	$959	$385	$432

RATIO OF EARNINGS TO FIXED CHARGES	10.5x	10.3x	10.5x	10.5x	10.9x	11.7x	10.9x

(1)	Amounts include the results of the Pharmaceuticals business.
(2)	Amounts exclude the results of the Pharmaceuticals business, separately presented in the Consolidated Financial Statements as discontinued operations.